Exhibit 12.1

CEDAR FAIR, L.P.

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Fiscal Years Ended December 31,
	Pro Forma 2010	2010	2009	2008	2007	2006
Fixed charges:
Interest expensed	$181,921	$150,285	$124,706	$129,561	$145,568	$88,294
Interest capitalized	1,343	1,343	1,617	1,623	1,467	1,158
Amortization of capitalized debt costs	10,083	5,622	5,887	5,175	5,257	2,761
Interest component of rental expense (1)	2,327	2,327	2,378	2,510	2,561	1,892

Total fixed charges	$195,674	$159,577	$134,588	$138,869	$154,853	$94,105

Earnings:
Net income (loss)	$(55,528)	$(31,567)	$35,429	$5,706	$(4,491)	$87,477
Add:
Income tax expense	(8,891)	3,245	14,978	(935)	14,229	39,087
Fixed charges	195,674	159,577	134,588	138,869	154,853	94,105
Amortization of capitalized interest	470	470	470	432	359	290
Less:
Interest capitalized	(1,343)	(1,343)	(1,617)	(1,623)	(1,467)	(1,158)

Total earnings	$130,382	$130,382	$183,848	$142,449	$163,483	$219,801

Ratio of total earnings to total fixed charges (2)	—	—	1.4	1.0	1.1	2.3

(1)	Approximately 1/3 of rent expense is deemed representative of the interest factor.
(2)	Our earnings were insufficient to cover our fixed charges for 2010 and pro-forma 2010 by approximately $29.2 million and $65.3 million, respectively, due to a non-cash fourth quarter charge for the impairment of long-lived assets.